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Ahold President & CEO Anders Moberg: "Finalizing and delivering audited numbers a major milestone"

Zaandam, The Netherlands, October 2, 2003 - Ahold President & CEO Anders Moberg gave the following speech at a press conference today at corporate headquarters, during which the audited consolidated 2002 financial statements and restated 2001 and 2000 results, as issued at 8:00 a.m. CET, were discussed:

Ladies and gentlemen, members of the press, welcome to Ahold.

Today's press conference is probably one of the most anticipated press conferences of this year. Many have speculated on the questions: Will Ahold make the deadline? And what will the numbers look like?

When we started on the forensic accounting investigations in February and resumed the audit, no one could have predicted how extensive and time-consuming this process would turn out to be.

During this period we spent more time than a retailer should ever spend with bankers, legal advisors and auditors. This was necessary, but it also prevented us from giving our full attention to the most important people: our customers. Successful retail is all about delivering value to customers. It is on this principle that Ahold companies have built their success, and it will continue to be the foundation of our long term vision.

In the short term, however, we had a big task to complete. It was critical for us to get the numbers right the first time round.

Everybody at Ahold has worked incredibly hard to complete the financial statements and to deliver these to the banks and the market.

I would like to thank all of our colleagues who worked extremely hard in these tough times. I am convinced that this experience has brought us closer together as a team.

We have now finally achieved the milestone everyone had been waiting for: we finalized and delivered the audited numbers to the banks.

The 2002 financial statements give us a basis on which to build the Ahold strategy and build our future. On September 4, I presented the main principles of our strategy. By mid-October, after we have presented our first and second quarter numbers for 2003, you may expect announcements on the strategy and details on how we plan to finance this strategy.

The focus of today's press conference will therefore only be on our 2002 numbers and the restated 2001 and 2000 numbers. As you may have seen in our press release of this morning, we have announced a net loss for fiscal 2002 of Euro
1.208 billion, primarily as a result of impairment charges. On this and on the restated numbers for 2001 and 2000, Hannu will tell you


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more.

These numbers contain significant adjustments for 2002, 2001 and 2000. The numbers reflect the full impact of this year's discoveries on the financial state of our company. They also highlight Ahold's underlying strength. We have great assets, many solid operations and strong cashflow generation. But the numbers also show that it is absolutely vital to make changes throughout the entire company.

With the confidence of knowing exactly where we stand as a company, it's time to take the next steps. We need to focus our portfolio, simplify our structure, drive costs out of the system and restore the value of U.S. Foodservice. This will enable us to establish a new foundation for increasing free cash generation and create more value for our stakeholders.

The most positive impact of today's announcement is that it will allow us to move forward and focus our attention back to the business.

Few companies have come under such scrutiny as Ahold has during recent months. And never have I experienced as much personal attention.

I would like to focus for a moment on the criticism I received during the last few weeks with regard to remuneration. I listened carefully to the criticism and decided to forego my guaranteed bonus and severance payment. There was also the matter of my non-executive directorships. During the shareholder meeting on September 4, I committed to reduce the number of my directorships. I have done that and will continue to do so. Before I joined Ahold, I had 8 directorships, in which Clas Ohlson was included.. This number has been reduced to 5. During the first half of 2004, this number will be further reduced to 2 or 3.

Let it be clear that I have a mission to fulfill. I can assure you I am not on my way back to Sweden. My place is here. In Holland. At Ahold. I intend to do everything in my power to get this company back on track. And I want to be judged on that performance.

I have been in the Netherlands and at Ahold for a number of months. It is a fantastic country with incredible opportunities. A country of down-to-earth people, hard workers, people who like to spend their shopping money where they get the best value. Albert Heijn, our most important subsidiary in the Netherlands, offers exactly this kind of value to customers. As a retailer I recognize the value of keeping customers happy. I am confident that Albert Heijn will get back market share and remain the market leader in the Netherlands.

Though we have reached a critical milestone, we still have a difficult road ahead. We continue to cooperate with the outstanding investigations, the outcome of which we of course cannot predict. We also give a very high priority to remedial actions and to strengthening controls and corporate governance. This will enable us to establish a new, reliable reporting framework.

The road ahead, though full of challenges, is also filled with opportunities to get the very best out of the good businesses we operate. I see many opportunities for improving the business throughout our principal market areas of Europe and the United States.

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Let me be very precise on this: my commitment is that we will get the company back on track to a level where it could be and should be. And we will be working hard to satisfy our stakeholders. I look forward to updating you on our progress.

In a moment Hannu Ryopponen will give you background on our financial statements for fiscal 2002 and the restated numbers for 2001 and 2000. We will also offer you some explanation and background on the adjustments. Hannu will put our 2002 loss into context and detail the impact of the restated lower results in 2001 and 2000. Ahold's cash flow position is strong and of particular importance. Yesterday Ahold paid in full in cash its Euro 678 million convertible notes.

But now the numbers. Over to you, Hannu.

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Certain statements in this presentation are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this presentation. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

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